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                                  UNITED STATES
                        SECURITIES AND EXHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                         Babson Capital Participation Investors
                                (NAME OF ISSUER)


                                  Common Shares
                         (TITLE OF CLASS OF SECURITIES)


                                    05616B100
                                 (CUSIP NUMBER)


                               December 31, 2011
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [X] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 05616B100                    13G                     PAGE 2 OF 6 PAGES
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  1   NAMES OF REPORTING PERSONS:

      Massachusetts Mutual Life Insurance Company
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
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  3   SEC USE ONLY


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  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Commonwealth of Massachusetts
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                            5   SOLE VOTING POWER

                                983,418
       NUMBER OF          ----- ------------------------------------------------
         SHARES             6   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
          EACH            ----- ------------------------------------------------
       REPORTING            7   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  983,418
                          ----- ------------------------------------------------
                            8   SHARED DISPOSITIVE POWER

                                0
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  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      983,418

      Massachusetts Mutual Life Insurance Company holds a $15,000,000 Senior Fixed Rate Convertible Note that is convertible into an equivalent dollar amount of common shares.
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 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [X]


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 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.90%

      The conversion rate of the Senior Fixed Rate Convertible Note is based on the market price of Babson Capital Participation Investor's common shares, so
      Massachusetts Mutual Life Insurance Company's beneficial ownership may be slightly greater than or less than 10% at the end of any given month.
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 12   TYPE OF REPORTING PERSON

      IC
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CUSIP No. 05616B100                   13G                     PAGE 3 OF 6 PAGES
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Item     1(a) Name of Issuer:

              Babson Capital Participation Investors

         1(b) Address of Issuer's Principal Executive Offices:

              1500 Main Street
              Springfield, MA  01115

Item     2(a) Name of Person Filing:

              Massachusetts Mutual Life Insurance Company

         2(b) Address of Principal Business Office or, if None, Residence:

              Massachusetts Mutual Life Insurance Company
              1295 State Street
              Springfield, MA  01111

         2(c) Citizenship:

              Commonwealth of Massachusetts

         2(d) Title of Class of Securities:

              Common Shares

         2(e) CUSIP Number:

              05616B100

Item 3 This statement is filed pursuant to Rule 13d-1(b) by Massachusetts Mutual Life Insurance Company, an insurance company as defined in
              Section 3(a)(19) of the Securities Exchange Act of 1934.

Item     4    Ownership

         4(a) Amount beneficially owned:

              Massachusetts Mutual Life Insurance Company ("MassMutual") is the holder of a $15,000,000 Babson Capital Participation Investors
	     ("MMPI")
              Senior Fixed Rate Convertible Note (the "Note") due December 13, 2023.
	      The dollar amount of principal of the Note is convertible into an equivalent dollar amount of MMPI's common shares based upon the average price of MMPI's common shares for ten business days prior to MassMutual's notice of conversion. The ten business day average closing market price of MMPI's common shares for

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CUSIP No. 05616B100                    13G                     PAGE 4 OF 6 PAGES
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              the ten-day period ended December 31, 2011 was $16.03 and as such the Note would have converted into approximately 935,745 common shares if the Note had been converted as of December
              31, 2011. Since the conversion rate is based on the market price of MMPI's common shares, MassMutual's beneficial ownership may be slightly greater than or less than 10% at the end of any given month. Additionally, MassMutual owns 47,673 common shares of MMPI.

              Total shares of common shares owned directly and indirectly:
              983,418 (subject to change with market). Additionally, Babson Capital Management LLC, a wholly-owned subsidiary of MassMutual, is beneficial owner of 143,404 common shares of MMPI.

              The filing of this statement shall not be construed as an admission that MassMutual is for the purpose of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the common shares stock of MMPI.

         4(b) Percent of Class:

              The 983,418 common shares mentioned above represent 8.90% of MMPI's common shares calculated as follows:

       983,418 (common shares from conversion based on a conversion price of $16.03 + outstanding common shares owned) / 935,745 (number of new common shares that would be issued by MMPI upon conversion) + 10,111,886
      (common shares outstanding as of December 31, 2011) = 8.90%

              Since the conversion rate is based on the market price of MMPI's common shares, MassMutual's beneficial ownership may be slightly greater than or less than 10% at the end of any given month.

         4(c) Number of shares as to which such person has:

              (i) sole power to vote or to direct the vote: 983,418  (subject to change with market)

              (ii) shared power to vote or to direct the vote: 0

              (iii) sole power to dispose or to direct the disposition of:
                    983,418  (subject to change with market)

              (iv) shared power to dispose or to direct the disposition of: 0

Item     5    Ownership of Five Percent or Less of a Class:

              Not applicable

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CUSIP No. 05616B100                     13G                    PAGE 5 OF 6 PAGES
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Item 6   Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable

Item 8   Identification and Classification of Members of the Group:

         Not applicable

Item 9   Notice of Dissolution of Group:

         Not applicable

Item 10  Certifications:

         By signing below MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY certifies that, to the best of its knowledge and belief, the security referred to above was acquired and is held in the ordinary course of business and was not acquired and is not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and was not acquired and is not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 05616B100                    13G                     PAGE 6 OF 6 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY certifies that the information set forth in this statement is true, complete, and correct.

February 14, 2012


MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:
    ---------------------------
Name: Bradley Lucido
Title: Senior Vice President and Chief Compliance Officer